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                                                 Filed by: Elastic Networks Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                   Rule 14a-12 under the Securities Exchange Act

                                          Subject Company: Elastic Networks Inc.
                                                  Commission File No.: 001-16147

                                                         Date: December 28, 2001


         On December 27, 2001, Elastic Networks Inc. ("Elastic"), Paradyne Networks, Inc. ("Paradyne") and a wholly owned subsidiary of Paradyne ("Merger Sub") entered into a merger agreement (the "Merger Agreement") pursuant to which, subject to the terms and conditions of the Merger Agreement, Elastic has agreed to merge with Merger Sub (the "Merger").

         Set forth below is the text of a joint press release pertaining to the Merger issued by Paradyne and Elastic on December 28, 2001.


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FOR MORE INFORMATION, PLEASE CONTACT:

PARADYNE NETWORKS, INC.                              ELASTIC NETWORKS INC.
Investor Relations                                   Investor Relations
727-530-8082                                         irinfo@elastic.com
ir@paradyne.com

Press Relations                                      Press Relations
Jennifer Righi                                       Darrell Borne
727-530-2529                                         678-297-3100
jrighi@paradyne.com                                  dborne@elastic.com


                PARADYNE NETWORKS, INC. AND ELASTIC NETWORKS INC.
                                 ANNOUNCE MERGER

         Acquisition Expands Paradyne's Broadband Access Market Position with In-Building Product Solutions and IP-based DSL Technology

LARGO, FLORIDA AND ATLANTA, GEORGIA - DECEMBER 28, 2001 -- Paradyne Networks, Inc. (NASDAQ: PDYN) and Elastic Networks Inc. (NASDAQ: ELAS) today announced they have entered into a definitive agreement for Paradyne to acquire Elastic. Under the terms of the merger agreement, Elastic stockholders will receive .1990 to .2692 shares of Paradyne common stock for
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each outstanding share of Elastic common stock, based on the 10-day average closing price of Paradyne common stock prior to the consummation of the merger. The exchange ratio range may be subject to an adjustment based on the net working capital of Elastic prior to the merger.

         Based on the closing price of Paradyne stock on December 27, 2001 ($3.77), Elastic shareholders would receive equivalent value of $0.86 per share in Paradyne stock. The transaction is valued at approximately $28.8 million. The merger, which was approved by the boards of both companies, is subject to stockholder approval at each company and other customary closing conditions. The transaction is expected to be completed in the first quarter of 2002.

         Commenting on the proposed merger, Sean Belanger, Paradyne's president and CEO, stated: "The purchase is a natural extension of our DSL product portfolio. We are excited about four key elements of the transaction. 1) This transaction launches Paradyne into the In-Building DSL market. Combining Elastic's products with our worldwide channel is a great fit for this market. 2) Elastic, like Paradyne, has a strong and complimentary base of Independent Telephone Companies as customers. We expect that the combination will result in over 200 ITCO customers. 3) Elastic brings great technology development in EtherLoop as well as Elastic's 100 Megabit EtherLoop2 to be released in the first half of 2003. 4) We believe the cash and working capital of Elastic provides the combined companies a stronger balance sheet. In addition, Elastic's leadership in IP-based, next generation Ethernet broadband access technologies positions Paradyne as a key player in the emerging Ethernet carrier network architectures."

         Guy Gill, President and CEO of Elastic Networks, commented: "We are very excited at the opportunity to become part of Paradyne. To successfully expand globally in the DSL marketplace, we needed to find a partner with established channels and international reach. Paradyne's reputation for quality and innovation, as well as their installed base in over 140 countries provides a solid foundation to leverage our IP DSL technology and products. Additionally, Paradyne's in-house manufacturing, testing facilities and quality control processes will enable us to realize significant improvements in our product cost structures."

         The merger agreement provides that the fraction of a share of Paradyne common stock to be exchanged for each share of Elastic common stock (prior to the net working capital adjustment) will be .2288 if the Paradyne stock price is between $3.21 and $4.35. This exchange


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ratio will increase on a sliding scale to a value between .2692 and .2288 if the
Paradyne stock price is between $2.73 and $3.21, and the exchange ratio will decrease to between .2288 and .1990 if the Paradyne stock price is between $4.35 and $5.00. The exchange ratio will be fixed at .2692 if the Paradyne stock price is less than $2.73, and will be fixed at .1990 if the Paradyne stock price is greater than $5.00. In addition, the fractions described above will then be multiplied by an adjustment factor based on Elastic's working capital to determine the final exchange ratio.

         Certain of the directors and several of the executive officers of Elastic, and Elastic's largest shareholder, Nortel Networks Inc., who in the aggregate own approximately 14.4 million shares of Elastic common stock (approximately 46% of outstanding shares), have agreed to support and to vote in favor of the transaction at the Elastic stockholders' meeting. Certain of the directors and executive officers of Paradyne, and certain stockholders associated with the Texas Pacific Group, have entered into agreements with Elastic to support and to vote up to approximately 11.6 million shares of Paradyne stock (approximately 35% of outstanding Paradyne shares) in favor of the transaction at the Paradyne stockholders' meeting. Raymond James and Robertson Stephens are acting as financial advisors and provided fairness opinions regarding the transaction for Paradyne and Elastic, respectively. Alston & Bird LLP and Hunton & Williams are acting as legal counsel for Paradyne and Elastic, respectively.

         The proposed transaction will be submitted to Paradyne's and Elastic's stockholders for their consideration, and Paradyne will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Paradyne and Elastic to solicit their respective stockholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Stockholders of Paradyne and Elastic are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about Paradyne and Elastic, at the SEC's Web site (www.sec.gov).

         Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without


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charge, by directing a request to: Paradyne Investor Relations 727-530-8082, or to: Elastic, Darrell Borne 678-762-3843. Paradyne and Elastic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Paradyne and Elastic in connection with the merger. Information regarding those participants is included in the proxy statements for the Paradyne and Elastic annual stockholders' meetings for 2001, which are available at the SEC's Web site. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

CONFERENCE CALL

         Paradyne and Elastic Networks will host a conference call at 10:00 a.m.
(ET) on Friday, December 28, 2001, to discuss the acquisition plans. The live teleconference can be accessed by direct dial at 706-634-6062.

ABOUT ELASTIC NETWORKS

         Elastic Networks is a broadband leader in first-mile Ethernet access solutions, deploying its patented EtherLoop technology across a variety of products and high-speed multi-media applications. With the introduction of the Storm System(TM) family of intelligent IP-over-Ethernet products, Elastic Networks has successfully addressed the needs of the carrier, enterprise, MDU/MTU and hospitality markets for high-speed first-mile access solutions that deliver top quality service to end users while eliminating costly deployment and complicated support issues for service providers. Additionally, Elastic Networks is building strategic relationships with distributor, chip manufacturing and data networking partners.

         The company has offices in Alpharetta, Georgia, and Hong Kong. For more information about Elastic Networks and its patented EtherLoop technology and products, visit www.elastic.com or contact Elastic's U.S. headquarters in Alpharetta, Georgia at 678-297-3100. For investor information, e-mail our Investor Relations group at irinfo@elastic.com, or call 678-297-3100.

ABOUT PARADYNE

         Paradyne is a leading developer of carrier-class, high-speed network access solutions. A recognized market leader in digital subscriber line (DSL) and service level management (SLM) solutions, Paradyne markets its award-winning Hotwire(R) DSL, ReachDSL(TM) and FrameSaver(R)


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Service Level Management systems to service providers and business customers.
More than 15,900 Hotwire DSL Access Multiplexers (DSLAMs) have been deployed around the world. Paradyne has shipped over 150,000 ports of its unique ReachDSL solution, giving carriers the ability to deliver broadband over almost any copper lines, even those that are very long or severely impaired. Paradyne's SLM solutions have been deployed into mission-critical enterprise networks by the leading carriers, including AT&T, Bell Canada, Broadwing, Intermedia, SBC, Sprint, Verizon and WorldCom.

         Paradyne is headquartered in the Tampa Bay area. More information is available by calling 1-800-PARADYNE (U.S. and Canada), 1-727-530-8623 or visiting www.paradyne.com.


                                       ###


This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, particularly those statements regarding the effects of the Elastic acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Paradyne and Elastic claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Paradyne and Elastic as of today's date, and neither Paradyne nor Elastic assumes any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Paradyne or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Paradyne and Elastic have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary stockholder or other approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the Merger include, but are not limited to, conditions in the financial markets relevant to the proposed Merger, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change that could render Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of SOFTBANK CORP.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Paradyne's and Elastic's SEC reports and public announcements.


                                       ###


Editor's Note: Visit Paradyne's virtual press room at www.paradyne.com/news_n_events/press_room for product images and/or additional information. Product availability and pricing subject to change without notification. Hotwire Connected, ReachDSL, Smart Room, Tripleplay and TruePut are trademarks of Paradyne Corporation. ACCULINK,


                                     - 5 -
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COMSPHERE, ETC, Hotwire, FrameSaver, NextEDGE, MVL, OpenLane, Paradyne, the
Paradyne logo and Performance Wizard are registered trademarks of Paradyne Corporation. All other service marks and trademarks are the property of their respective owners.


                              # # # # # # # # # # #


         The material included in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (as applicable), particularly those statements regarding the effects of the Elastic acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Elastic and Paradyne claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Elastic and Paradyne as of today's date, and Elastic does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Elastic or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Elastic and Paradyne have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the Merger include, but are not limited to, conditions in the financial markets relevant to the proposed Merger, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Elastic, Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including punitive stockholder class actions; a reliance on international sales; rapid technological change that could render Elastic's, Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Elastic's, Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Elastic's, Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of SOFTBANK CORP.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Elastic's, Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Elastic's, Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Paradyne's and Elastic's SEC reports and public announcements.

            The proposed transaction will be submitted to Elastic's and Paradyne's stockholders for their consideration, and Paradyne will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Paradyne and Elastic to solicit their respective stockholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF ELASTIC AND PARADYNE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT ELASTIC AND PARADYNE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ELASTIC, DARRELL BORNE 678-762-3843 OR TO: PARADYNE, INVESTOR RELATIONS 727-530-8082.

         Elastic and Paradyne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Elastic and Paradyne in connection with the merger. Information regarding those participants is included in the proxy statements for the Elastic and Paradyne annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.


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